Exhibit 99.1
Copa Holdings Announces Monthly Traffic Statistics for November 2025
PANAMA CITY, December 16, 2025 (GLOBE NEWSWIRE) -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for November 2025:

Copa Holdings (Consolidated)	November 2025	November 2024	% Change
ASM (mm) (1)	2,777.6	2,524.1	10.0%
RPM (mm) (2)	2,394.7	2,173.5	10.2%
Load Factor (3)	86.2%	86.1%	0.1	p.p.

1.Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.Revenue passenger miles - represents the number of miles flown by revenue passengers
3.Load factor - represents the percentage of aircraft seating capacity that is utilized

For November 2025, Copa Holdings' capacity (ASMs) increased by 10.0%, while system-wide passenger traffic (RPMs) increased by 10.2% compared to 2024. As a result, the system load factor for the month was 86.2%, 0.1 percentage points higher than in November 2024.
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information, visit ir.copaair.com.
CPA-G
Investor Relations
investor.relations@copaair.com